October 24, 2012

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Jonathan Wiggins
Isaac Esquivel

Re:	Saul Centers, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 12, 2012

File No. 1-12254

Ladies and Gentlemen:

On behalf of our client, Saul Centers, Inc., a Maryland corporation (the “Company”), please find our responses to your letter, dated October 11, 2012 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2011.

For your convenience, each of the Company’s responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter.

The following are the Company’s responses to the Staff’s comments.

General

1.	Please tell us whether you consider property operating income and same property operating income to be key performance indicators.

Management believes that same property operating income (POI) is one key performance metric to analyze performance or manage the Company’s business. Same POI growth is widely utilized by investors to assess trends in our core operations and the growth metric has historically been included in our quarterly and annual earnings releases, which are furnished to the Commission on a Form 8-K. In future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2012 and any subsequent quarterly filings, in the MD&A section, the Company will disclose period to period changes in same POI as historically presented in our earnings releases on a GAAP basis.

Securities and Exchange Commission

October 24, 2012

As part of this MD&A disclosure, the Company will incorporate a thorough and user-friendly definition of “same property” or “same center” basis. The Company currently defines “same property” or “same center” as those properties in operation for the entirety of the two periods being compared. The Company’s disclosure will identify the number of properties considered “same center” for comparison purposes. Development properties will be included in “same center” when they have been entered into operations (i.e. included in the Company’s income statement), prior to the beginning of the earliest period presented in the comparison.

Because our overall POI is impacted by other activity, including acquisitions, dispositions, major redevelopments and developments, the volume of which can vary significantly from period to period, overall POI is not a key indicator of our performance and, more importantly, we do not believe overall POI is an appropriate metric to analyze performance or manage the Company’s business.

Portfolio Leasing Status, page 55

2.	In future periodic filings, please expand your discussion of leasing activity to include a comparison of new rental rates on renewed leases to the prior rental rates.

In future filings, beginning with the Company’s Form 10-K for the year ended December 31, 2012 and any subsequent quarterly filings, in the MD&A section, the Company will expand its disclosure to include a comparison of rental rates on new/renewed and expired leases by providing the change in annual base rent on a same space basis between the new/renewed leases and the expired leases (including the number of leases and square feet of space leased). For purposes of this disclosure, annual base rent shall be defined as (i) for an expiring lease, annualized contractual base rent on a cash basis as of the expiration date of the lease, and (ii) for a new/renewed lease, annualized contractual base rent on a cash basis as of the rent commencement date of the new/renewed lease. In addition, the disclosure will note that executed leases may not take effect until a later date and that some new tenants may not ultimately take possession of their space or pay all of their contractual rent. As a result, while the changes in annual base rent provide information about trends in market rental rates, the actual changes in rental income received by the Company may differ.

Securities and Exchange Commission

October 24, 2012

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-9201.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Jeffrey B. Grill

Jeffrey B. Grill

cc:	Scott V. Schneider

Thomas H. McCormick